UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-53334

CUSIP Number: 76123C105

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Resource Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

11753 Willard Avenue
Address of Principal Executive Office (Street and Number)

Tustin, CA 92782
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Resource Holdings, Inc. (the “Company”) experienced unexpected delays in the preparation of its financial statements for the fiscal year ended December 31, 2011, due to delays in the preparation of a third-party valuation required for derivative accounting purposes. As a result, the Company was unable to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended December 31, 2011and its Quarterly Report on Form 10-Q for the quarter-ended March 31, 2012 by the prescribed due dates. As of the date hereof, the Company has still not finalized its financial statements for its fiscal year ended December 31, 2011.

As a result of the ongoing delay in the preparation of its financial statements for the fiscal year ended December 31, 2011, the Company was unable to file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 by August 14, 2012, the prescribed due date, without unreasonable effort or expense.

The Company expects that such filing will be made within the extension period provided for under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dean S. Skupen, Chief Financial Officer	(818)	252-9901
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter-ended March 31, 2012.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
For the three months ended June 30, 2012, the Company has generated an estimated $142,500 in revenues. The Company did not have any revenues in the corresponding period in 2011.

RESOURCE HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2012	By:	/s/ Michael B. Campbell
Name: Michael B. Campbell Title: Chief Executive Officer